EX-99.B-77I

                                W&R FUNDS, INC.

SUB-ITEM 77I(b):    Terms of new or amended securities

                    The Fund has twelve series. Prior to June 30, 2000, the Fund offered eight series to the public. The series available prior to June 30, 2000 were Asset Strategy Fund, International Growth Fund, Science and Technology Fund, Growth Fund (changed to Small Cap Growth Fund effective June 30, 2000) Total Return Fund, High Income Fund, Limited-Term Bond Fund and Municipal Bond Fund. As of June 30, 2000, the Fund also offers four additional series, Mid Cap Growth Fund, Large Cap Growth Fund and Tax-Managed Equity Fund which each offer Class A, B, C and Y shares and Money Market Fund which offers Class A, B and C.

                    The Mid Cap Growth Fund has as an objective to seek the growth of your investment; Large Cap Growth Fund has an objective to seek the appreciation of your investment; Tax-Managed Equity Fund has an objective to seek long-term growth of capital while minimizing taxable gains and income to shareholders; and Money Market Fund has as an objective to seek maximum current income consistent with stability of principal. The addition of the four new series had no effect on the rights of the existing shareholders.